NO ACT

PE
1-24-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005989

March 21, 2011

Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-11

Re: Chevron Corporation
Incoming letter dated January 24, 2011

Dear Mr. Butner:

This is in response to your letter dated January 24, 2011 concerning the shareholder proposal submitted to Chevron by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 23, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

March 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 24, 2011

The proposal urges the board to prepare a report on the steps the company has taken to reduce the risk of accidents. The proposal further specifies that the report should describe the board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Chevron's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Chevron relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 23, 2011

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation's Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Chevron Corporation ("Chevron" or the "Company"), by letter dated January 24, 2011, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2011 proxy materials.

I. Introduction

Proponent's Proposal to the Company urges:

> the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. <u>The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment</u>. (Emphasis added.)

Chevron's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2011 annual meeting of shareholders. The Company argues that the Proposal, which was filed December 14, 2011, "may be excluded from Chevron's 2011 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates a prior proposal that Chevron intends to include in its 2011 Proxy Materials, or, in the alternative, pursuant to Rule 14a-8(i)(I0) because Chevron has substantially implemented the Proposal."

The Proposal before Chevron seeks a report on "the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." (Emphasis added). Proponent's Proposal has nothing to do with the Company's offshore oil wells---the subject of the "prior proposal." While it is true that Chevron operates both offshore oil wells and oil refineries on land, they are separate and distinct operations.

"The purpose of [Rule 14a-8(i)(II)] is to eliminate the possibility of shareholders having to consider two or more *substantially identical proposals* submitted to an issuer by proponents acting independently of each other." Exchange Act Release No.12999 (Nov. 22, 1976). Indeed, the core issues presented by Proponent's Proposal--- the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment"--- can hardly be said to be "substantially identical" to a proposal seeking an inventory and cost data on offshore oil wells.

Chevron also claims that it has substantially implemented the Proposal. But the Proposal's main objective--- a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment---simply doesn't exist. If the Company has in fact compiled such a report, it should make it available to the Commission as part of its No-Action request.

Indeed, the only indication of any Board oversight connected to the Proposal is contained in "Exhibit M," which is attached to the Company's request for a Letter of No-Action to exclude the Proposal. In that Exhibit, the Company states that the Board of Directors' Public Policy Committee is responsible for "risk management in the context of, among other things, legislative initiatives, environmental stewardship, employee relations, government and non-government organization relations, and Chevron's reputation." As for the Company's website, there is no indication of Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

II. Chevron has received two separate and distinct proposals: one, *seeking data and costs* on its *oil drilling* operations and other, from the Proponent, seeking a report describing the Board's oversight of *process safety management, staffing levels, inspection and maintenance of refineries* and other equipment.

Chevron mischaracterizes the Proposal as one dealing with data on the number of its oil rigs and the costs of oil rig operations. In fact, the plain language of the Proposal states that it is solely concerned with Board oversight of process safety management, staffing levels, inspection and maintenance of *refineries* and other equipment. The proposal Chevron received dealing with data and costs of oil drilling rigs bears little resemblance to the Proposal submitted by Proponent.

The Staff has been clear that, in order to provide a basis for exclusion under Rule 14a-8(i)(11) two proposals need not be identical. The proposals before Chevron in the instant case are certainly not identical.

The Staff has also said that proposals with the same "principal thrust or focus" may be substantially duplicative, even if the proposals differ as to terms and scope. *See Pacific Gas and Electric Co.* (available February 1, 1993) (applying the "principal thrust" and "principal focus" tests); *Wal-Mart Stores, Inc.* (available April. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs.

Chevron lists the following elements of the "prior proposal." (These elements constitute its principal thrust.):

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of production wells

c) Cost of research to find effective containment and reclamation following marine oil spills

The Proponent, however, has submitted a Proposal asking for a report on a completely different subject, namely, the Board's oversight of process safety management, staffing levels, inspection and maintenance of *refineries* and other equipment. The principal thrust of the "prior proposal" is on oil drilling rigs and data describing their numbers and costs. The principal thrust of Proponent's Proposal is Board oversight of process safety and staffing of refineries. Not only are the two proposals dealing with separate and distinct components of Chevron's operations, but the requested reports sought by each proposal do not deal with the same "principal thrust." The "prior proposal" seeks an inventory and cost data on oil drilling rigs, while the Proponent's Proposal seeks a report on Board oversight of process safety and staffing at Chevron's oil refineries.

III. Chevron has not substantially implemented the Proposal because it has not reported on the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

The core of this Proposal is a report on the Board's oversight of critical components of refinery operations. Chevron's January 24, 2011, letter to the Commission, stating its intention to omit the Proposal, however, relies entirely upon the information it has already reported on its website. There is no report on the Board's oversight of critical matters of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

The Company, in fact, has not substantially implemented the Proposal because the Proposal's main objective— a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment—simply doesn't exist. If the Company has, in fact, compiled such a report, it should make it available to the Commission as part of its No-Action request.

ConocoPhillips (available January 31, 2011) involved an identical proposal to the Proposal before Chevron. The Staff was unable to concur with ConocoPhillip's view that it might exclude the proposal under rule 14a-8(i)(10).

A review of the Chevron's website and the documents it has submitted to the Commission, demonstrates that the Company places primary emphasis on its reports entitled *Operational Excellence-Achieving World Class Performance; Health and Safety;* and its Corporate Social Responsibility Report. Yet a review of those documents finds not one word dealing with Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Moreover, each of the Exhibits cited in the Company's Letter to the Commission reveals similar statements of intention, but no description of the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment, let alone the data considered in that oversight. For example, Chevron describes its Operational Excellence Management System (OEMS) as

> the company's uniform approach to systematic management of safety, health, the environment, reliability and efficiency. Lloyd's Register Quality Assurance. Inc., attested that OEMS IS Implemented throughout the corporation and that It meets all the requirements of both the International Organization for Standardization's environmental management systems standard (ISO 1400l) and the Occupational Health and Safety Assessment Series requirements for occupational health and safety management (OHSAS 18001).

Chevron's OEMS appears to address virtually all environmental and safety aspects of the Company's operations. This is a comprehensive system. It is not , however, a report on process safety management, staffing levels, inspection and maintenance of refineries and other equipment, nor does it describe Board oversight of these matters.

The same is true for the Company's description of the Board's Committee on Public Policy. It describes process, but not a report or results. Even the reported process—the Committee "routinely discusses risk management in the context of, among other things, legislative initiatives, environmental stewardship, employee relations, government and non-government organization relations, and Chevron's reputation "—is opaque. In its submission to the Commission, the Company does not present any data on the total numbers of injuries and fatalities.

IV. Upon receiving an identical shareholder proposal from the Proponent, Sunoco, Inc. agreed to report on Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Proponent filed an identical proposal at Sunoco, Inc. for inclusion in that company's 2011 proxy statement. Rather than contest the proposal before the SEC, Sunoco's response was to begin a dialogue with the Proponent. The result was an agreement by Sunoco to report on the information sought by the Proposal and Proponent's agreement to withdraw the proposal (attached). In brief, Sunoco will now report to shareholders on its Tier 1 and Tier 2 Process Safety events as well as the metrics involved in determining these events.

Sunoco will also disclose the number of pressure vessels and relief device inspections that have been overdue for inspections at refineries and other production facilities. In addition, Sunoco, unlike ConocoPhillips, will disclose in its 2012 Corporate Social Responsibility Report its worker fatigue policy and the steps it will take to implement that policy with the union representing its affected employees, the United Steelworkers.

While it is a fact that Chevron also publishes a Corporate Social Responsibility report, it is silent on each of the matters that Sunoco will now disclose. Neither the Chevron Corporate Social report, nor the Company's SEC filings describe Board oversight of the important safety information sought by the Proposal.

V. Conclusion

Chevron has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal, which deals with the Company's oil refineries and the Board's oversight of process safety management, staffing levels, inspection and maintenance is not substantially identical to the "prior proposal" which seeks data and costs on the Company's offshore oil drilling rigs. It may not be excluded under Rule 14a-8(i)(II).

While the Company states that it already provides the information sought by the Proposal, a review of its filings with the SEC and its website demonstrate that it has not provided the core element of the Proposal, namely, a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. Consequently, Chevron has not substantially implemented the Proposal. It may not exclude the proposal pursuant to Rule 14a-8(i)(10).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, Office of Investment

Attachment

cc: Christopher A. Butner

REM/sdw
opeiu #2, afl-cio



Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia PA 19103-7583

December 20, 2010

Via Facsimile

Mr. Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: <u>Withdrawal of Shareholder Proposal from the AFL-CIO Reserve Fund</u>

Dear Mr. Pedrotty:

Our dialogue with regard to the AFL-CIO Reserve Fund's Proposal to improve safety and risk management reporting at Sunoco has been very productive. Sunoco has been committed to reporting and transparency in the health, environment and safety areas for many years and as such, has been publishing a Corporate Responsibility Report since 1992. As a result of our discussions, the Company has agreed to additional enhancements to improve reporting and transparency with regard to the oversight of process safety management, inspection and maintenance of refineries and other equipment, and refinery staffing levels and fatigue. Sunoco's 2011 Corporate Responsibility Report will:

- Report on the tracking and categorization of Tier 1 and Tier 2 Process Safety Management (PSM) events at refineries and other production facilities. The report will also describe the metrics used to produce these PSM events.

- Disclose the number of pressure vessels and relief device inspections that have been overdue for scheduled inspections at refineries and other production facilities. Sunoco will include a narrative explaining the inspection procedures in place at its refineries.

- Disclose and explain the Company's worker fatigue policy as well as an action plan to work with the United Steelworkers to develop a tracking system to report on the Company's performance in implementing the policy for the 2012 Corporate Responsibility Report. The types of metrics Sunoco will consider for inclusion in the 2012 Report may include metrics such as the following: open positions in process areas, exceptions to the fatigue policy, and the percentage of workers that are working the maximum amount of overtime or the maximum number of consecutive days allowable under the fatigue policy.

The Fund has agreed to withdraw the Proposal as a result of these agreements. I would appreciate it if you would sign below, to confirm that the Proposal is withdrawn, and return a signed copy to me by facsimile at (866) 884-0297 no later than 5:00 p.m. Eastern time today, Monday December 20.

Thank you for the productive discussions regarding the Proposal and your interest in Sunoco. We all agree that these commitments will inure to the benefit of Sunoco, its employees and its shareholders.

Sincerely,



Vincent J. Kelley
SVP, Engineering & Technology

On behalf of the AFL-CIO Reserve Fund, I hereby confirm the withdrawal of the above-referenced Proposal.



Daniel F. Pedrotty
Director
Office of Investment



Christopher A. Butner
Assistant Secretary &
Managing Counsel,
Securities/
Corporate Governance

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 24, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of American Federation of Labor and Congress of Industrial Organizations
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2011 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to Chevron.

THE PROPOSAL

The Proposal, received on December 14, 2010, and attached to this letter as **Exhibit A** together with related correspondence from the Proponent, requests that:

> [T]he Board of Directors (the "Board") prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from Chevron's 2011 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates a prior proposal that Chevron intends to include in its 2011 Proxy Materials, or, in the alternative, pursuant to Rule 14a-8(i)(10) because Chevron has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates the Prior Proposal.

On December 2, 2010, Chevron received a stockholder proposal for inclusion in its 2011 Proxy Materials from James and Marjorie Hoy requesting a report concerning the risks of accidents in Chevron's offshore oil exploration and production activities (the "Prior Proposal"). Subsequently, on December 14, 2010, Chevron received the instant Proposal.

The Prior Proposal, attached to this letter as **Exhibit B** together with related correspondence, requests that the Company prepare and deliver to stockholders a report that includes:

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in
b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells
c) Cost of research to find effective containment and reclamation following marine oil spills.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." "The purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). The test for substantially duplicative proposals is whether the core issues to be addressed by the proposals are substantially the same. *See, generally, The Proctor & Gamble Co.* (avail. Jul. 21, 2009); *JP Morgan Chase & Co.* (avail. Mar. 18, 2009); *Qwest Communications Int'l, Inc.* (avail. Mar. 8, 2006); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993).

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). Instead, the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative under Rule 14a-8(i)(11) even if the proposals differ as to terms or scope. For example, in *Chevron Corp.* (avail. Mar. 23, 2009), the Staff concurred that Chevron could exclude from its proxy statement a proposal requesting that Chevron prepare a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" because it substantially duplicated an earlier received proposal requesting that Chevron "publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations" and that Chevron report on its plans to achieve those goals. Chevron successfully argued that although phrased differently the principal thrust or principal focus of the proposals was to reduce Chevron's greenhouse gas emissions. *See also General Motors Corp.* (avail. Mar. 13, 2008) (concurring in exclusion of proposal requesting "that a committee of independent directors. . . assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" in favor of prior proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders"); *Merck and Co., Inc.* (avail. Jan. 10, 2006) (concurring in exclusion of proposal requesting that company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" in favor of prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE").

Although phrased differently, the principal thrust or principal focus of the Prior Proposal and the Proposal is the same: how Chevron is addressing the risk of accidents from its operations. Both proposals request reports relating to these risks. The Prior Proposal requests a report that includes "the current and projected expenditures for remedial maintenance and inspection of out of production wells" and the "costs of research to find effective containment and reclamation following marine oil spills." The Proposal requests a report concerning "steps the Company has taken to reduce the risks of accidents" as well as "process safety management, staffing levels, inspection and maintenance of refineries and other equipment." The core subject matter of the two reports is the same, and the content of the two reports would substantially overlap. In addition, the purpose of the proposed reports is the same: greater transparency in accident risk reporting and protection of stock value. The Prior Proposal is intended to give stockholders information relative to the "exceptional risk associated with offshore drilling" because these risks "can be unpredictable and detrimental to corporation stock value." The Proposal is intended to "provide transparency" and "increase investor confidence" in Chevron. Also, the concerns animating the proposals are the same: concern for safety and the environment. The Prior Proposal speaks of "extraordinary economic, environmental and human community disruption" and highlights specifically the Deepwater Horizon incident and Chevron's own safety violations. The Proposal similarly speaks of "petroleum industry accidents" and "safety violations," and also highlights specifically the Deepwater Horizon incident and Chevron's own safety violations.

The fact that the Proposal does not specifically mention offshore oil drilling as does the Prior Proposal, or that the Prior Proposal does not specifically mention oil refineries as does the Proposal does not alter the analysis under Rule 14a-8(i)(11). The Staff has concluded that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the other proposal. *See, for example, The Proctor & Gamble Company* (avail. July 21, 2009) (concurring with exclusion of proposal requesting adoption of a "triennial executive pay vote program," and institution of a triennial compensation committee forum with stockholders in favor of prior proposal merely calling for annual say-on-pay vote); *Cooper Industries Ltd.* (avail. Jan. 17, 2006) (concurring in exclusion of proposal requesting that company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" in favor of prior proposal requesting that the company "commit itself to the implementation of a code of conduct based on ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights").

Moreover, it is irrelevant that the scope of the report requested in the Proposal is arguably broader than the scope of the report requested in the Prior Proposal because the principal thrust or principal focus of the proposals remains the same. *See, for example, General Motors Corp.* (avail. Apr. 5, 2007) (concurring with exclusion of proposal requesting report outlining company's political contribution policy along with statement of non-deductible political contributions made during the year in favor of prior proposal requesting annual statement of each political contribution); *General Electric Co.* (avail. Jan. 22, 2003) (concurring in exclusion of proposal that board "review and report upon altering executive compensation policies to consider freezing executive salaries during periods of large layoffs, establishing a maximum ratio between the highest paid executive officer and the lowest-paid employee and seeking shareholder approval for executive severance or retirement plans exceeding two times annual salary" in favor of prior proposal requesting that the "Compensation Committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers"); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring with exclusion of proposal requesting report on gender equality in favor of prior proposal requesting report on affirmative action policies and programs).

Finally, because the Proposal is substantially duplicative of the Prior Proposal there is a risk that Chevron's stockholders may be confused when asked to vote on both proposals. If both proposals were included in Chevron's 2011 Proxy Materials, stockholders would assume incorrectly that there must be substantive differences between the two proposals and the requested reports. Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), Chevron believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal.

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because Chevron Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See Hewlett-Packard Co.* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 17, 2006).

The Proposal requests that the Board prepare a report "on the steps the Company has taken to reduce the risk of accidents." The Proposal does not define "accidents," although its supporting statement includes a reference to "petroleum industry accidents." From this and the other statements in the Proposal, it appears that the proposed report is to be principally concerned with Chevron's environmental and safety risk identification, management and mitigation efforts. Chevron has satisfactorily addressed both the proposal's underlying concerns and its essential objective through disclosure of information on its external Web site (www.chevron.com) and its annual Corporate Responsibility Report.

Chevron's Web site includes numerous individual pages that directly address Chevron's efforts to "reduce the risks of accidents":

- *Operational Excellence—Achieving World Class Performance* (available at http://www.chevron.com/about/operationalexcellence/ and attached hereto as **Exhibit C**) describes Chevron's systematic management process for protecting the safety and health of people and the environment and conducting our operations reliably and efficiently. Related pages and information include:
    - *Tenets of Operation* (available at http://www.chevron.com/about/operationalexcellence/tenentsofoperation/ and attached hereto as **Exhibit D**) describes Chevron's 10 tenets of operational performance that are based on two basic principles: Do it safely or not at all; and There is always time to do it right.
    - *13 Elements of Operational Excellence* (available at http://www.chevron.com/about/operationalexcellence/managementsystem/ and attached hereto as **Exhibit E**) describes the 13 operational guidelines that support

Chevron's operations. These include security of personnel and assets, safe operations, reliability and efficiency, environmental stewardship, emergency management, and compliance assurance.

  - *Independent Verification* (available at http://www.chevron.com/about/operationalexcellence/independentverification/ and attached hereto as **Exhibit F**) describes Chevron's process for third party verification of its environmental and operational safety standards.

- *Environment* (available at http://www.chevron.com/globalissues/environment/ and attached hereto as **Exhibit G**) describes Chevron's environmental stewardship practices and policies. This page also describes Chevron's Environmental, Social and Health Impact Assessment Process which is applied to all of Chevron's major capital projects. As described on the Web site, this process evaluates the impacts of capital projects to surrounding communities, natural resources, biodiversity, air quality, land use, waste management, noise and public health. ESHIA also identifies opportunities for avoiding, reducing and mitigating potentially negative impacts and for enhancing project benefits. This page also describes Chevron's policies and practices respecting water use, site closure and remediation, renewable, environmental education, and emergency preparedness and response.

- *Health and Safety* (available at http://www.chevron.com/globalissues/healthsafety/ and attached hereto as **Exhibit H**) describes Chevron's procedures for ensuring safe and healthy operations. Also described on this page are Chevron's Zero is Attainable and Fitness for Duty programs.

- *Taking Pride in Reliable Refineries* (available at: http://www.chevron.com/stories/#/allstories/refineryreliability/ and attached hereto as **Exhibit I**) describes the technology that supports Chevron's safe and efficient operation of its refineries.

- *Chevron's Response to the BP Accident in the Gulf of Mexico* (available at http://www.chevron.com/News/CurrentIssues/GulfofMexico/Statement/ and attached hereto as **Exhibit J**) contains information relating to Chevron's direct and indirect support for responding to the Deepwater Horizon incident. Related pages and information include:
  - *Operating Safely in Deepwater* (available at http://www.chevron.com/chevron/speeches/article/06152010_drillingdownonamericasenergyfuturesafetysecurityandcleanenergy.news and attached hereto as **Exhibit K**) includes transcripts of Congressional testimony and statements by Chevron's CEO following Deepwater Horizon. These materials include a summary of Chevron's internal review of its own risk assessment and safety practices and procedures.

In addition, Chevron's annual Corporate Responsibility Report includes detailed information about Chevron's efforts to "reduce the risks of accidents." Our most recent report, published in Spring 2010 includes the following:

- *Chevron's Operational Excellence Management System* (page 2) describes Chevron's systematic management process for protecting the safety and health of people and the environment and conducting our operations safely, reliably and efficiently. Among other things noted, "in 2007 [Chevron] voluntarily undertook a systematic approach to identifying and managing risks. During our initial review, we identified 307 potential risks that warranted additional action."

- *Environmentally Sound Development* (pages 16-22) describes Chevron's processes and procedures for protecting the environment and operating in a safe and efficient manner. Discussed in these pages are Chevron's Environmental, Social and Health Impact Assessment Process, Operational Excellence Management System, water stewardship and use guidelines, and site closure and remediation plans.

- *Petroleum Spills, Fines and Settlement* (page 18) quantifies Chevron's petroleum spills and fines and settlements over the last several years.

Copies of these pages of the Corporate Responsibility Report are attached to this letter as **Exhibit L**.

The Proposal also requests that the report describe the Chevron Board's oversight of risk, specifically "safety management, staffing levels, inspection and maintenance of refineries and other equipment." Chevron's annual proxy statement includes substantial disclosure about the role of Board in risk oversight, the particular risk oversight responsibilities of its committees, and the interaction of the Board and Chevron management in identifying, managing and mitigating the risks that face Chevron. A copy of the relevant disclosure from Chevron's most recent proxy statement is attached as **Exhibit M**.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). This principle still applies. All of the materials referenced above demonstrate that Chevron has made publicly available considerable information relative to "the steps the Company has taken to reduce the risks of accidents." Shareholders can access substantially the same information requested in the proposed report by accessing Chevron's Web site, annual Corporate Responsibility Report and other public disclosures. Thus, the Proposal may properly be excluded under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposal from its 2011 Proxy Materials. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2796.

Sincerely yours,



Christopher A. Butner
Assistant Secretary and Managing Counsel

Enclosures
cc: Lydia I. Beebe, Chevron Corporation
R. Hewitt Pate, Chevron Corporation
Rob McGarrah, AFL-CIO

Resolved, that the shareholders of Chevron Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others, resulting in the largest fines ever levied by the Occupational, Safety and Health Administration ("OHSA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

BP's accidents are not unique in the petroleum industry. A 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009). OSHA has recorded safety violations at our Company. Since 2005, OSHA inspectors have revealed 6 serious process safety violations, as well as 14 other violations, 6 of which were categorized as "serious."
http://osha.gov/pls/imis/establishment.inspection_detail?id=314324187&id=313639940&id=311074876&id=311074728&id=311418974&id=311418057&id=301127254&id=308321124&id=308320720

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 14, 2010

Sent by Facsimile and UPS

Ms. Lydia I. Beebe, Corporate Secretary
and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Chevron Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1466 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



December 14, 2010

Sent by Fax (925) 842-6047 and US Mail

Ms. Lydia I. Beebe, Corporate Secretary
and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 1466 shares of common stock (the "Shares") of Chevron Corporation beneficially owned by the AFL-CIO Reserve Fund as of December 14, 2010. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 14, 2010. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

8550-253

Investment Hazards of Offshore Oil Drilling

Whereas, offshore oil wells are an important source of oil,

Whereas, offshore oil wells require exceptional drilling technology,

Whereas out-of-control offshore oil wells can cause extraordinary economic, environmental and human community disruption,

Whereas, out-of control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well,

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value,

Be it Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in
b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells
c) Cost of research to find effective containment and reclamation following marine oil spills.

Supporting Statement

BP's out-of-control deepwater drilling rig explosion and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out-preventers (storm chokes) were not installed. Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary risks associated with offshore oil production.

James B. Hoy

FISMA & OMB Memorandum M-07-16

November 29, 2010

Certified Mail: Return Receipt Requested

Chevron Corp.

6001 Bollinger Canyon Rd.

San Ramon, CA 94583

Dear Sirs:

We as shareholders in Chevron Corp. submit for inclusion in the 2011 proxy statement for the shareholders' meeting the enclosed proposal and supporting statement. We have been shareholders for more than one year and intend to hold the shares until after the 2011 meeting. Our shares are held in street name by Morgan Stanley in three accounts, including Marjorie A. Hoy IRA.

Very truly yours,



James B. Hoy



Marjorie A. Hoy

Enclosure

Cc: John Harrington, Robert van der Plas, et al

4965 NW 8th Avenue
Suite A
Gainesville, FL 32605
tel 352 332 9300
fax 352 335 6089
toll free 888 236 9049

MorganStanley
SmithBarney

To: Jim Hoy

From: Doug Marken
Associate Vice President
Financial Advisor

Subject: Ownership of Chevron stock

This letter is confirm that you presently own 3050 shares of CVX held in street name at Morgan Stanley Smith Barney. These share have been held in these accounts for over 12 months.

Please let me know if you have any additional questions.

Sincerely,



Doug Marken

Cc: Christopher A Butner
FAX 925 842 2846



ASSURANCE STATEMENT

Lloyd's Register Quality Assurance, Inc. (LRQA) was engaged by Chevron Corporation (Chevron) to review Chevron's Operational Excellence Management System (OEMS) against the requirements of the international standard for Environmental Management Systems, ISO 14001, and the internationally recognized specification for Occupational Health and Safety Management Systems, OHSAS 18001. The objectives of the review were to confirm that OEMS has embraced the intent of the requirements and to evaluate the extent to which the OE management system has been implemented across the Corporation.

Approach

LRQA began their review in 2004. In 2005 LRQA confirmed that the design of OEMS was aligned with ISO 14001 and OHSAS 18001 and had addressed each of the management system elements. In the period 2006 through 2008 LRQA monitored the status of Chevron's OEMS implementation progress through:

- Annual interviews with Chevron's Corporate and Operating Company OE Leaders to establish OEMS implementation status and review future implementation plans,
- Participation in Chevron's corporate OE audits at ten business units covering a broad cross section of Chevron's global operations, and
- Audit of Chevron's product stewardship process across multiple Operating Companies

The review was undertaken by an LRQA team of experienced lead assessors, each familiar with the energy industry and the operations of large, global corporations.

Findings

Objective evidence was available to support the following findings:

- The design of the Operational Excellence Management System is aligned with the underlying principles of ISO 14001:2004 and OHSAS 18001:2007 and has addressed each of the individual management system elements.
- The scope of OEMS goes beyond the respective scopes of ISO 14001 and OHSAS 18001 by establishing additional expectations including the implementation of processes related to security, reliability and efficiency, legislative and regulatory advocacy, community awareness and outreach, and elements of product stewardship.
- The Operational Excellence Management System is implemented throughout the Corporation.
- Implementation of the OEMS has coincided with continual improvement in Chevron's reported health, safety and environmental performance indicators.
- The Management System Process at the Corporate, Operating Company, and Business Unit organizational levels is effective in driving implementation progress. This progress has followed a risk-based approach and is most mature for those processes determined by Chevron to be of highest risk.
- The strengths of OEMS include strong leadership engagement and accountability, aligned governance across the corporation, and a standardized Management System Process to assure sustainability and continual improvement.

In line with the stated objectives of the review, we conclude that the Chevron Operational Excellence Management System meets all requirements of ISO 14001 and OHSAS 18001 and is implemented throughout the Corporation.



July 24, 2009

President, LRQA, Inc.

Organizational Profile



Upstream

Strategy:
Grow profitably in core areas and build new legacy positions.

Upstream explores for and produces crude oil and natural gas. Major producing areas include Angola, Australia, Azerbaijan, Bangladesh, Brazil, Canada, Denmark, Indonesia, Kazakhstan, Nigeria, the Partitioned Zone between Saudi Arabia and Kuwait, Thailand, the United Kingdom, the United States, and Venezuela. Major offshore exploration areas include western Africa, Australia, Brazil, Canada, the Gulf of Thailand, the United Kingdom and the U.S. Gulf of Mexico.



Gas

Strategy:
Commercialize our equity natural gas resource base while growing a high-impact global gas business.

Chevron is involved in every aspect of the natural gas business – production, liquefaction, shipping, regasification, pipelines, marketing and trading, power generation, and gas-to-liquids technology. We hold the largest natural gas resource position in Australia and have significant holdings in western Africa, Bangladesh, China, Indonesia, Kazakhstan, North America, the Philippines, South America, Thailand, the United Kingdom and Vietnam.



Downstream

Strategy:
Improve returns and selectively grow, with a focus on integrated value creation.

Downstream includes manufacturing, fuels and lubricants marketing, supply and trading, and transportation. Significant areas of operations are southern Africa, Latin America, North America, Southeast Asia, South Korea and the United Kingdom. We hold interests in 16 fuel refineries and market under the Chevron, Texaco and Caltex brands. Products are sold through a network of retailers and service stations.



Renewable Energy

Strategy:
Invest in renewable energy technologies and capture profitable positions.

Chevron is the world's largest producer of geothermal energy, with operations in Indonesia and the Philippines. The company has forged alliances to develop other forms of renewable energy, including biofuels from nonfood plant sources. Chevron Energy Solutions Co. helps internal and external clients improve their energy efficiency, conserve energy, and install alternative energy systems that use solar power, fuel cells and biomass.



Other Businesses

Chevron Phillips Chemical Co. LLC, our 50 percent-owned equity affiliate, is one of the world's leading manufacturers of commodity petrochemicals. Chevron Oronite Co. LLC develops, manufactures and markets worldwide quality additives that improve the performance of fuels and lubricants. As of January 2010, these two companies are being reported as part of Downstream. Other businesses include mining, power generation, and research and technology.



Enabling Strategies

Three enabling strategies apply to every organization across the enterprise:

- Invest in people to achieve our strategies.
- Leverage technology to deliver superior performance and growth.
- Build organizational capability to deliver world-class performance in operational excellence, cost management, capital stewardship and profitable growth.

Operational Excellence Management System

We seek to develop a culture in which everyone believes that all incidents are preventable and that "zero incidents" is possible. This requires active leadership and all employees to be engaged.

Chevron's Operational Excellence Management System (OEMS) describes the company's uniform approach to systematic management of safety, health, the environment, reliability and efficiency. Lloyd's Register Quality Assurance, Inc., attested that OEMS is implemented throughout the corporation and that it meets all the requirements of both the International Organization for Standardization's environmental management systems standard (ISO 14001) and the Occupational Health and Safety Assessment Series requirements for occupational health and safety management systems (OHSAS 18001).

In 2007, we voluntarily undertook a systematic approach to identifying and managing risks. During our initial review, we identified 307 potential risks that warranted additional action, in the form of either risk reduction measures or a more detailed review to better assess the potential risk and determine appropriate action. By the end of 2009, additional reviews and risk reduction plans, when appropriate, had been completed for 299 of those potential risks, with eight remaining risk reduction plans anticipated to be completed in 2010. The results of this process will allow us to tailor OEMS more effectively in the most material areas.

Additionally, the Corporate OE Audit Group conducts audits across the enterprise. OEMS processes and performance are audited every three years for operations groups and five years for staff groups. Other staff groups are reviewed as performance indicators warrant. Management receives the results of the evaluations, and groups report annually to the corporation on their progress in addressing significant issues.

Operating and Financial Highlights[1,2]

	2008	2009
Net production of crude oil and natural gas liquids (Thousands of barrels per day)	1,649	1,846
Net production of natural gas (Millions of cubic feet per day)	5,125	4,989
Net production of oil sands (Thousands of barrels per day)	27	26
Total net oil-equivalent production (Thousands of oil-equivalent barrels per day)	2,530	2,704
Net proved oil-equivalent reserves[3,4] (Millions of barrels)		
– Affiliated companies	3,291	3,012
– Consolidated companies	7,905	8,303
Income tax expense	$19,026	$7,965
Payroll costs[5]	$4,473	$4,627
Employee benefit costs[6]	$2,196	$2,473
Net income attributable to Chevron Corporation	$23,931	$10,483
Capital and exploratory expenditures	$22,775	$22,237
Total assets at year-end	$161,165	$164,621
Return on stockholders' equity	29.2%	11.7%

1 Production statistics and capital and exploratory expenditures include equity in affiliates.
2 Currency amounts are US$ millions.
3 Liquids consist of crude oil, condensate, natural gas liquids and synthetic oil. For 2009, this includes 460 million barrels of synthetic oil from Canadian oil sands. None are included for 2008.
4 At year-end.
5 Excludes incentive bonuses.
6 Includes pension costs, employee severance, savings and profit-sharing plans, other post-employment benefits, social insurance plans, and other benefits.

Environmentally Sound Development



Chevron develops energy with a commitment to protecting the environment. Our workforce embodies this commitment by developing new projects in an environmentally sound manner and continually improving the environmental performance of existing operations.

Our environmental stewardship is managed through our Operational Excellence Management System, which has processes that examine life-cycle impacts, from initial assessments to site closure and transfer. Together, these processes systematically drive improvements in safety, health, the environment, reliability and efficiency.

Impact Assessment

Chevron performs a risk-based Environmental, Social and Health Impact Assessment (ESHIA) on all major capital projects to identify potentially significant project-related impacts. These include impacts to surrounding communities, natural resources, biodiversity, air quality, land use, waste management, noise and public health. ESHIA also identifies opportunities for avoiding, reducing and mitigating potentially negative impacts and for enhancing project benefits. The process is iterative and requires engagement with and input from key stakeholders through the project's life cycle. Since its inception, the ESHIA process has been applied to more than 690 capital projects worldwide.

In one such project in northern Colombia, Chevron extension facilities for gas production were planned to be situated in Wayúu territory. The Wayúu tribe is the largest Colombian indigenous group, with nearly 120,000 non-Spanish-speaking people. As part of Chevron's ESHIA process, the project team learned that the proposed site was near the community's water reserves and pathways used to reach the ocean.

By changing site plans, the company received the required environmental permits on schedule and established the foundation for a constructive relationship with all the stakeholders. To strengthen this relationship, the company invited

Beneficial Reuse: Renewables

In conducting remediation at the Casper, Wyoming, site of a Texaco refinery decommissioned in 1982, Chevron wanted to find a sustainable, beneficial reuse of the land – and the company knew that wind energy was a resource with high potential in that part of the state. Chevron engaged the community through town hall meetings and ongoing dialogue and worked closely with state and local government in developing the plan. The company's engagement with the community and careful study of the ecological, meteorological and environmental data were important components in gaining approvals throughout the permitting process. With the property once again generating energy and back into commercial use, the project is able to help the county by expanding the local tax base, which can increase the funds available for schools, roads and other public needs.

Construction began on Chevron's first wholly owned commercial wind project in June 2009 and was completed in December 2009. The 1,400-acre (567-hectare) property hosts an 880-acre (356-hectare), 11-turbine wind farm. The farm's energy output of 16.5 megawatts, enough renewable energy to power approximately 4,400 homes, is sold to a local utility company for distribution to customers. The wind farm operates on the northernmost part of the property, and remediation at the site continues.

Left photo: Surveying the site of a former Texaco refinery that now hosts a wind farm are Chevron Global Power Co. employees Chris Buchholz, construction and operations manager, and Kara Cox, project engineer.



Wayúu leaders to visit operations and talk about their culture and concerns. The visit created a common understanding of how the company would operate on the Wayúu's land.

The tribe's main economic activity is fishing. Chevron and the community worked with a local civic organization to develop a long-term program to protect the environment and improve the fishermen's safety, quality of life and income.

Operating With Excellence
Chevron's Operational Excellence Management System (OEMS) meets all the requirements of both the International Organization for Standardization's environmental management systems standard (ISO 14001) and the Occupational Health and Safety Assessment Series requirements for occupational health and safety management systems (OHSAS 18001), which is attested to by Lloyd's Register Quality Assurance, Inc. More than 1,800 employees completed OE training and certification in 2009, bringing the year-end total to 13,500. Also by year-end, 19,300 employees had completed the OE Leadership Roles and Behaviors session.

OEMS is complemented by Environmental Performance Standards in our exploration and production organization. These standards set requirements and processes for many environmental aspects, including flaring, waste management, produced water and drilling discharge.

We increased our focus on spill minimization, efforts that resulted in 2009 volumes returning to 2007 levels. In the process, major spill incidents (of 100 barrels or more) declined 41 percent from the number of spills in 2008.

From 1991 to 2008, our Pascagoula Refinery implemented a hazardous-waste reduction program that combines waste elimination and recycling. During a period when refinery output rose, overall waste generation decreased by 39 percent – or almost 1,174 metric tons – with a 99 percent reduction in spent caustic waste and a significant reduction in oily sludge, which is now recycled. Other efforts at the refinery reduced laboratory solvent hazardous waste by 61 percent. Approximately 600 million metric tons of cooling water are recirculated each year. Per year, water treatment recovers 1.4 million barrels of oil; 12,000 metric tons of ammonia; and 275,000 metric tons of sulfur, which is used for fertilizer.

In 2009, we began reporting a total waste metric to track the amount of total hazardous and nonhazardous waste that is recycled (which includes reused and recovered) from our operations. In our first year of reporting, total recycling was 67 percent of generated hazardous waste and 45 percent of generated nonhazardous waste. Starting in 2009, we began to track chemical oxygen demand and total ammonia nitrogen discharges from our refineries.

Water
Access to fresh water is vital to communities and, in some areas where we operate, is in limited supply. In 2009, we began to roll out guidance for reporting total water use, which we will deploy corporatewide in 2010. This can help the company identify areas of potential supply risk, which we plan to address through water conservation, reuse and other efficiency methods. Several water conservation projects are already under way.


Thailand

In our plan to construct a new facility to support our offshore operations in Thailand, we are applying our Environmental, Social and Health Impact Assessment (ESHIA) process to assess environmental and social factors in the area. Information gathered from these environmental baseline studies and through community meetings will shape project design. Here, the team samples plankton in seawater.

Testing the Waters

Our ESHIA process is required for all Chevron-operated major capital projects. The process includes screening for potentially significant impacts early in the project design phase, followed by scoping, impact assessment and mitigation plans if necessary. Smaller Chevron-operated projects are prescreened, and ESHIA is applied where needed. More than 690 major capital projects now apply ESHIA.

STAKEHOLDER ENGAGEMENT

Partners in Seismic Research



Energy companies have been using seismic imaging for approximately 80 years. In seismic imaging, sound waves bounce off underground rock structures to reveal possible oil- and gas-bearing formations. Seismologists use ultrasensitive microphones to record the sound waves' echoes reflecting on the structures within the earth. By studying the echoes, petroleum geologists seek to calculate the depth and outlines of underground formations. This analysis may help them identify hidden oil- and gas-bearing reservoirs.

Chevron is participating with a number of oil and gas companies and the International Association of Geophysical Contractors, through the International Association of Oil & Gas Producers, to fund research studies under the Joint Industry Programme on Sound and Marine Life. The primary scope of the program's research, conducted by independent researchers and contractors, is to gain additional understanding of the potential effects of sound from the oil and gas industry's offshore exploration and production activities and how the potential effects may be mitigated.

Project results and progress in technology development, especially tools that detect marine animals in the water column and that better describe sound from industry sources, have advanced our understanding of the potential effects of sound on tissues and animal behavior.

Additional information about the potential effects of sound exposure can support oil and gas project planning and inform the scientific community and regulators about potential environmental effects. This information may also assist in making science-based decisions and promoting permitting efficiencies.

Above: In the Hjørundfjord, western Norway, tests are conducted to characterize the amplitude and frequency range of sound energies from air guns that are used in seismic surveys. The tests measure the sound up to 50 kHz.

Chevron's El Segundo Refinery is the largest single user of reclaimed water in California. Approximately 80 percent of the 275 million gallons of water used each month in process applications is recycled water from the West Basin Municipal Water District's treatment plant. To enable the refinery to use this water, Chevron invested $35 million and partnered with the water district to build denitrification and reverse osmosis treatment facilities to obtain the quality required for reuse in the refinery.

At present, Chevron's Richmond Refinery uses 4 million gallons of reclaimed water every day for cooling towers, landscaping and controlling dust. The refinery provided a site on which the East Bay Municipal Utility District is building an advanced reclaimed-water treatment facility. This new facility will use leading-edge water treatment technologies, including microfiltration and reverse osmosis, to produce recycled water of a quality that exceeds the stringent unrestricted-use requirements set by California's Department of Health. When completed in early 2010, this facility will allow Chevron to double the amount of reclaimed water used in the refinery and improve the quality of the boiler feed water used to make steam. Every gallon of reclaimed water used in the refinery saves an equivalent amount of fresh drinking water for California homes and businesses.

In the Partitioned Zone between Saudi Arabia and Kuwait, Chevron is using produced water for steamflood operations in a large-scale pilot project. Poor-quality produced water from the Eocene Field is processed to generate high-purity water that is made into steam and injected into the reservoir. To prepare for this $340 million pilot project, 40 Saudi and Kuwaiti nationals spent 18 months at our San Joaquin production fields in Bakersfield, California, learning about steamflood technology. These employees are now supervisors, technicians and operators of the project in the Partitioned Zone.

Site Closure and Remediation

Chevron has been operating oil and gas facilities for more than a century, and in that time, best practices and technologies have evolved to better protect people and the environment. Some of our older sites have legacy environmental contamination that we are either presently remediating or have plans to address. Chevron Environmental Management Co. (CEMC) manages most of the company's portfolio of environmental remediation, abandonment and decommissioning projects to develop the best end-of-life solutions for assets and to prioritize the timing appropriately. In 2009, CEMC spent more than $700 million to address these issues.

Since 2008, CEMC has been restoring a segment of the Illinois and Michigan Canal adjacent to a former Texaco refinery in Lockport, Illinois. The canal was built in the mid-1800s to provide a shipping route from the Great Lakes to the Mississippi River. The canal runs approximately 100 miles (161 km) and runs through the former refinery for about two miles (3.2 km). Closed for commercial navigation in 1933, the canal was designated a U.S. federal National Heritage Corridor in 1984. CEMC began activities in August 2008, cleaning two miles of the canal adjacent to the former refinery. The sediment removal was completed in November 2009. Overall, more than 90,000 cubic yards (69,000 cu m) of sediment were removed from the canal, and more than 12,000 feet (3,700 m) of canal bed and walls were cleaned. CEMC received positive responses from the community on this project, including direct feedback from residents.

Product Stewardship

Product stewardship is an integral part of Chevron's policy to protect people and the environment. It involves identifying, assessing and managing potential environmental, health, safety and integrity risks throughout a product's life cycle – from conception to consumption, recycling or disposal.

In 2009, we continued implementing our standardized product stewardship process in all our global Downstream business units. And we extensively assess existing and new products and activities.

Our product integrity process, a key component of product stewardship, helps us manage risks to quality as our products move from the point of manufacture to the final customer. Onsite facility inspections at refineries and terminals help ensure that the necessary hardware, procedures, training and testing are in place. In 2008 and 2009, we conducted assessments at all Chevron refineries.

Biodiversity
Chevron adopted a Biodiversity Statement in 2007 and requires a biodiversity assessment as part of its ESHIA process for major capital projects. Our Health, Environment and Safety staff work to protect habitats near our operations and share their best practices through the Chevron Biodiversity Network. To read our Biodiversity Statement, please visit Chevron.com/Biodiversity.

Chevron Upstream Europe has had a close relationship with the Royal Society for the Protection of Birds in Scotland for 10 years. Over that time, we contributed more than $190,000 to projects in Scotland, which include habitat creation and restoration for species with declining populations, a field teaching position in Shetland, new wildlife-identification displays, and the installation of cameras that beam live images of endangered hen harrier chicks in their nests to viewers at a visitor center. One habitat management project, ongoing since 1999, aims to help safeguard an array of bird species on the Cromarty Firth, where Chevron has an operational presence. This project is particularly important as the Cromarty Firth lies on the "European flyway," a major migratory route for several species.

Environmental Education
In December 2009, Chevron announced that it would donate more than $1.5 million to the Environment Ministry of Angola over the next two years to aid the country's environmental management program. The funds will help in various ways. Along with supporting education, the funds will help train ministry staff in techniques for analyzing and tracking indicators, such as noise and greenhouse gas emissions.

Emergency Preparedness and Response
Chevron has a long history of providing a range of disaster support, such as helping employees cope with disasters, providing humanitarian relief, planning for business continuity and maintaining product supplies for use after a disaster. In 2009, Chevron responded to an earthquake in Sumatra, typhoons in the Philippines and a volcano in the U.S. state of Alaska.

In 2009, Chevron business units conducted oil spill response exercises in Thailand; Vancouver, Canada; and the U.S. state of Hawaii. The Thailand drill aimed to enhance the capability of multiple operating groups to integrate their resources in the event of a large oil spill. The exercise included more than 150 participants from Chevron, government agencies, and spill response service providers.

Wheatstone

Approximately 62 miles (100 km) from Barrow Island, offshore Western Australia, lies Wheatstone, a Chevron-operated gas field discovered in 2004. Gas from Wheatstone is expected to be transported to liquefied natural gas facilities based near Onslow, on the west coast of Australia's Pilbara region. Chevron is undertaking a comprehensive Environmental, Social and Health Impact Assessment to identify potential impacts.

Below: Ann Hayes (right), a member of the local indigenous Thalanyji group, assists Chevron contract botanist Jerome Bull, from Onshore Environmental Consultants, during a botanical survey of the preferred Wheatstone facility site.







Harboring Hatchlings

In Angola, Chevron has operations in Cabinda and is the majority shareholder in Angola LNG Ltd. in Soyo, northern Angola. Both operations are working to research, monitor and protect endangered marine turtles – including the olive ridley, green and leatherback – and their nesting rookeries.

Since 2006, the Angola LNG Project and the Wildlife Conservation Society have collaborated to create Project Sereia, a program that works closely with local fishing communities on the 12.5-mile (20-km) Sereia peninsula to teach them the benefit of conserving turtle populations and, in the future, help fishermen and their families identify ecologically sustainable alternatives to poaching turtles and their eggs. The 2007-2008 ratio of one turtle alive to every eight dead improved in 2008-2009 to 1-to-1. Project Sereia noted that not one turtle has been poached by the local villages this season (2009-2010).

Chevron subsidiary Cabinda Gulf Oil Co. Ltd. protects the endangered sea turtles and their nesting beaches on the 1.9-mile (3-km) stretch of beach north of the Congo River, near the Malongo operations base in Cabinda. Annually from late September to mid-March, during nesting season, Chevron scientists locate nests, tag the turtles, and evaluate hatch success. Members of Cabinda's fishing community and Chevron environmental engineers together protect the nests. Since 2002, they have observed more than 900 nests and 16,000 hatchlings.

Above, from left: An olive ridley hatchling near Malongo; a bale of olive ridley hatchlings near Soyo.

Ecuador Litigation Update
As previously reported, Chevron is the defendant in a longstanding lawsuit alleging environmental contamination associated with its subsidiary Texaco Petroleum Co.'s (Texpet) past operations in the Oriente region of Ecuador. The suit is now before a local court in Ecuador. Chevron recognizes the serious challenges faced by the people of the Oriente region but rejects the plaintiffs' contentions that Chevron is responsible for addressing their current socioeconomic and environmental issues while they do not acknowledge the Ecuador government's failure to provide necessary infrastructure. Independently verified scientific evidence presented to the court has shown that the remediation Texpet carried out was effective and complied with the legal and technical requirements established under agreements with the Republic of Ecuador and its state-owned oil company, Petroecuador, as well as with internationally accepted standards at the time. Moreover, full responsibility for the existing environmental problems lies with Petroecuador, which has been the sole owner and operator of the oil fields for the past two decades, as it failed to remediate its share of the consortium fields, fails to maintain its facilities, and has a long and well-known record of oil spills and environmental neglect.

There are serious questions about the conduct of the trial and the legitimacy of the plaintiffs' evidence, which Chevron will continue to challenge. Among other issues, evidence shows that Richard Cabrera, a court-appointed engineer who delivered the damages assessment against Chevron, has a serious conflict of interest. Cabrera is a founder of, and holds the largest ownership position in, a remediation company that is approved to work for Petroecuador and stands to profit from any judgment against Chevron. Despite his obligation to do so, Cabrera failed to disclose these interests to the court. Chevron provided this information to the court in support of the company's renewed request that the court strike Cabrera's grossly exaggerated and unsupportable damages assessment.

In addition, in August 2009, Chevron presented to Ecuador and U.S. officials evidence, including audiovisual recordings, of a $3 million bribery scheme involving government officials and the judge presiding over the lawsuit, and revealing that the judge had prejudged the case. In February 2010, the report submitted by an independent expert retained by Ecuador's Judicial Council confirmed that the audiovisual recordings that Chevron presented were authentic and unaltered and contained the voices of the individuals identified by Chevron as participants in the scheme. While the judge in question is no longer presiding over the case, his past rulings have yet to be rectified, and his actions have not been sanctioned. The Ecuador judiciary's failure to act on this matter and the Ecuador government's continued interference in the case cast further doubt over the legitimacy of the trial and the government's commitment to the rule of law.

Chevron maintains a comprehensive Web site – in both English and Spanish – on this matter: Chevron.com/Ecuador.

Global Emissions to Air[1,2,3]

Metric tons

Upstream ■ Downstream ■ Other

VOCs



2009 265,819
2008 221,734
2007 260,640
2006 383,914
2005 468,703

SOx



2009 142,052
2008 125,036
2007 91,644
2006 118,210
2005 118,874

NOx



2009 122,911
2008 134,785
2007 144,676
2006 138,104
2005 121,916

Petroleum Spills[4,5]

Volume in barrels

■ Spills to land and water ■ Volume recovered ■ Secondary containment



2009 9,368
7,512
2008 17,492
14,399
2007 9,245
6,920
2006 6,099
3,923
2005 47,934
11,202

4 Secondary containment volume – which is not released to the environment – is included in the total volume listed at the end of each bar. Approximately 14 percent, or 1,289 barrels, of the total volume was spilled to secondary containment in 2009.

Petroleum Spills[5]

Number of spills



2009 798
2008 760
2007 926
2006 803
2005 846

5 All spills to water are included. Spills to land and secondary containment that are greater than or equal to one barrel are included.

Global Emissions to Air by Sector[1,2,3]

Metric tons

		Upstream	Downstream	Other
VOCs	2009	225,949	39,630	240
	2008	201,209	18,648	1,878
	2007	240,716	18,788	1,136
	2006	357,727	26,100	87
	2005	445,049	23,442	212
SOx	2009	125,520	15,997	536
	2008	97,731	18,496	8,810
	2007	63,223	20,451	7,970
	2006	82,922	25,574	9,714
	2005	87,455	23,986	7,433
NOx	2009	110,068	12,133	711
	2008	95,717	12,282	26,785
	2007	121,378	14,041	9,257
	2006	113,001	16,020	9,083
	2005	97,829	15,837	8,250

Average Oil Concentration in Discharges to Water[6]

Parts per million

■ Upstream ■ Manufacturing and Chemicals



2009 11.28
3.87
2008 12.94
3.73
2007 15.64
3.70
2006 32.03
4.51

6 Global Upstream average oil concentration in discharges to water decreased in 2009, mainly due to additional well-injection capacity, which allowed the Partitioned Zone business unit to cease discharging produced water as of June 2009. Manufacturing and Chemicals average oil concentration in discharges to water increased, mainly due to a process upset and wastewater-treatment maintenance issues at our Pascagoula, Mississippi, refinery. A new effluent treatment plant at Pascagoula came fully on line in November 2009.

Fines and Settlements[7]

Environmental, Health and Safety Fines and Settlements

YEAR	04	05	06	07	08	09
Total number	469	577	699	684	564	460

7 We reduced the number of incidents resulting in fines and settlements for alleged violations of environmental, health or safety regulations to 460 in 2009 from 564 in 2008. Environmental fines and settlements were $5.9 million in 2009 and accounted for 0.17 percent of our total environmental expenditures. Total environmental expenditures were $3.5 billion, of which capital expenditures were $1.7 billion and noncapital expenditures were $1.8 billion. Health and safety fines and settlements accounted for approximately 8 percent of the total fines and settlements, representing $0.5 million.

1 We improve our methodology and scope for reporting global emissions to air annually, making year-to-year comparisons difficult. Our focus is to continually improve our reporting practices.

2 Volatile organic compounds (VOCs) derive primarily from fugitive emissions from equipment (such as valves, pumps and compressors), flaring and venting, and flashing gas. Nitrogen oxides (NOx) and sulfur oxides (SOx) occur during combustion.

3 During 2009, improvements in estimation methodologies in several reporting units resulted in variances in reported emissions compared with 2008.

Global VOC emissions were higher than in 2008 primarily due to the Nigeria/Mid-Africa business unit's improved estimation of vented gas volumes, the Eurasia business unit's replacement of default emissions factors with locally specified data, and Global Marketing's estimation of storage tank and loading emissions for the first time. This gain was partially offset by reductions due to improved reporting by the Asia South business unit and decreased production in Alaska, United States.

Global SOx emissions were higher than in 2008, mainly due to the Eurasia business unit's improved reporting and to the Partitioned Zone (between Saudi Arabia and Kuwait) business unit's increased sour gas production and improved reporting of gas production and flaring.

Global NOx emissions were lower than in 2008, mainly due to improved reporting by the IndoAsia business unit and the completion in 2008 of a drilling program at Indonesia geothermal and power operations.

U.S. Refining (Manufacturing) data on emissions to air are no longer additionally reported separately, as this report is enterprisewide and global in nature.

Global Gas, previously reported as "other," was included with Upstream in 2009. "Other" includes Chemicals, Chevron Business and Real Estate Services, Chevron Mining Inc., Chevron Environmental Management Co., and Corporate Aviation.

Due to rounding, individual numbers may not sum to the total numbers.

Board Operations *(Continued)*

BOARD ROLE IN RISK OVERSIGHT

One of the many duties of your Board is to provide oversight of Chevron's risk management policies and practices to ensure that the appropriate risk management systems are employed throughout the Company. Chevron faces a broad array of risks, including market, operational, strategic, legal, political and financial risks. The Board exercises its role of risk oversight in a variety of ways, including the following:

- In the context of the Board's annual strategy session and the annual business plan and capital budget review, it reviews portfolio, capital allocation and geopolitical risks. Chevron's management team routinely reports to the Board on risk matters in the context of the Company's strategic, business and operational planning and decision making. Management manages and monitors risks at all levels of the company, including operating companies, business units, corporate departments and service companies, and regularly reports to the Board through presentations from various centers of management level risk expertise, including Corporate Strategic Planning, Legal, Corporate Compliance, Health Environment and Safety, Global Exploration and Reserves, Corporation Finance, and others.

- The Audit Committee assists the Board in monitoring Chevron's risk exposure and developing guidelines and policies to govern processes for managing risks. The Committee discusses Chevron's policies with respect to risk assessment and risk management. The Company's Treasury Department reports annually to the Committee in a review of risk management practices. The Committee also regularly discusses risk management in the context of compliance and internal controls. The Committee regularly reports out its discussions to the full Board for consideration and action when appropriate.

- The Board Nominating and Governance Committee assists the Board in monitoring Chevron's risks incident to the Company's governance structures and processes. At least annually, the Committee conducts a thorough evaluation of the Company's governance practices with the help of the Corporate Governance Department. In connection with this review, the Committee discusses risk management in the context of general governance matters, including among other topics, Board and management succession planning, delegations of authority and internal approval processes, stockholder proposals and activism, and Director and officer liability insurance. The Committee regularly reports out its discussion to the full Board for consideration and action when appropriate.

- The Public Policy Committee assists the Board in monitoring risks associated with Chevron's role in the communities in which it operates. The Committee routinely discusses risk management in the context of, among other things, legislative initiatives, environmental stewardship, employee relations, government and non-government organization relations, and Chevron's reputation. The Committee is assisted in its work by management's Global Issues Committee and regularly reports out its discussion to the full Board for consideration and action when appropriate.

- The Management Compensation Committee assists the Board in monitoring the risks associated with Chevron's compensation programs and practices. The Committee is assisted in its work by its own independent compensation consultant. The Committee annually reviews the design and goals of Chevron's compensation programs and practices in the context of possible risks to Chevron's financial and reputational well-being. The Committee regularly reports out its discussion to the full Board for consideration and action when appropriate.